Exhibit 1.3

September 21, 2009

Dear Debentureholders of Algonquin Power Income Fund:

Re: Offer for Debentures of Algonquin Power Income Fund

Since its inception in 1997, Algonquin Power Income Fund’s (“APIF”) long-term business strategy has always been to provide securityholders of APIF with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and regulated utility assets.  Through the years, we have delivered on that strategy but more recently with the Federal government’s announcement on October 31, 2006, and subsequent enactment of legislation to commence taxation of income trusts, it has become more and more challenging for APIF to execute its long-term strategy and maximize value for its securityholders. Therefore, the Board of Trustees has been examining a number of options available to APIF to address these changing realities.

In this regard, the Board of Trustees have participated in the development of a transaction pursuant to which APIF Unitholders will be exchanging their units for new common shares of a corporation, which would make APIF a wholly owned subsidiary of a new publicly traded Algonquin corporation.  This will, however, mean that APIF itself will no longer be publicly traded.  Therefore, in order to ensure that your APIF debentures continue to be publicly traded and continue to be convertible into shares of the new public Algonquin corporation, debentureholders are being provided an opportunity to exchange their existing debentures for new debentures of the new Algonquin corporation. Both the new Algonquin corporation and the new convertible debentures will be publicly traded.

It is important to note that the terms of the new debentures also provide an attractive premium to the terms of your current debentures.  Enclosed you will find offers (the “Offers”) from the new Algonquin corporation to purchase all of the outstanding 6.65% convertible unsecured subordinated debentures of APIF due July 31, 2011 (the “APIF Series 1 Debentures”) and the outstanding 6.20% convertible unsecured subordinated debentures of APIF due November 30, 2016 (the “APIF Series 2 Debentures”) subject to the conditions set forth in the Offers to Purchase and Circular dated September 21, 2009 (the “Circular”).  Under the Offers, if you hold APIF Series 1 Debentures you are being offered a new debenture with a principal amount 5% higher than the existing debenture, the coupon rate is increased from 6.65% to 7.5% and the conversion price is being improved from $10.65 to $4.08.  You are also being provided with a second option whereby you can convert each debenture into 311.52 common shares of the new Algonquin corporation up to a maximum of $40 million of APIF Series 1 Debentures.  If you hold APIF Series 2 Debentures you are being offered a new debenture with an increased coupon rate from 6.20% to 6.35% and the conversion option to equity price is being improved from $11.00 to $6.00

We believe that the Offers represent fair and full value for your current APIF Debentures and have confirmed this through a fairness opinion from BMO Capital Markets which is included in the attached Trustees’ Circular.  The Board of Trustees had retained BMO Capital Markets to review the terms of the Offers and provide opinions as to fairness, from a financial point of view, of the consideration to be offered to holders of APIF Series 1 Debentures and APIF Series 2 Debentures.

IN ORDER TO TAKE ADVANTAGE OF THE IMPROVED TERMS OF THE NEW DEBENTURES AND TO ENSURE YOUR DEBENTURES CONTINUE TO BE PUBLICLY TRADED AND CONVERTIBLE INTO A PUBLICLY TRADED CORPORATION, THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT DEBENTUREHOLDERS ACCEPT THE OFFERS.

Please note that if the amount of shares elected for under the Series 1 Election exceeds 12,460,800 shares, the shares will be allocated to tendering holders pro rata based on the principal amount of APIF Series 1 Debentures tendered by such holders with the balance in New Series 1A Debentures.  In addition, holders of APIF Series 1 Debentures who do not accept the Offer and therefore who do not wish to tender their APIF Series 1 Debentures shall have the right to elect prior to the Expiry Date (pursuant to the enclosed election form) to be paid the consideration for their APIF Series 1 Debentures in New Series 1A Debentures or common shares of the new Algonquin corporation (subject to any limits on the issuance of such shares as set out in the Circular) in the event that a compulsory acquisition of your APIF Series 1 Debentures is completed.

The Offers are open for acceptance until 12:01 a.m. (local time at the place of deposit) on October 27, 2009, unless extended, varied or withdrawn.

Detailed instructions for depositing your APIF Debentures are included in the enclosed Offer documents.  We urge you to review these documents carefully and to accept the Offers.  Should you have questions about the Offers, please do not hesitate to contact APIF’s investor relations department or the depositary at the telephone numbers listed on the last page of the Offer documents.  Alternatively, consult your financial or other professional advisor.

We look forward to your acceptance of the Offers.

Regards,

(Signed) “Kenneth Moore”
Kenneth Moore
Chairman

Notice to Debentureholders not resident in Canada

The offers are made for securities of a Canadian issuer and while the offers are subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States or other jurisdictions.  The enforcement by investors of civil liabilities under securities laws of jurisdictions outside Canada may be adversely affected by the fact that APIF is organized under the laws of the Province of Ontario, Canada, that all of the trustees and officers of APIF and the directors and officers of the manager of APIF, Algonquin Power Management Inc., are residents of Canada and that a substantial portion of the assets of APIF are located in Canada.  It may be difficult to compel APIF to subject itself to a judgment issued by a court outside of Canada.